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                                                    OMB APPROVAL
                                             OMB Number:            3235-
                                             0104
                                             Expires:  December 31, 2001
                                             Estimated average burden
FORM 3



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person(1)


     LVMH Moet Hennessy Louis Vuitton S.A.
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   (Last)                            (First)              (Middle)

     30, avenue Hoche
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                                    (Street)

     Paris                         France                   75008
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     March 31, 2001
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Donna Karan International Inc. (DK)
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5.   Relationship of Reporting Person to Issuer
               (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
          Vice President
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More Than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock                             215,000(1)                     (1)                    215,000(1)
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
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FORM 3 (CONTINUED)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securities                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:

(1) Sofidiv S.A., a subsidiary of the reporting person, owns 215,000 shares of common stock of Donna Karan International Inc. (the "Company"). In addition, on March 31, 2001, LVMH Moet Hennessy Louis Vuitton Inc., a subsidiary of the reporting person ("LVMH"), and DKI Acquisition, Inc., a subsidiary of LVMH ("Acquisition Sub"), entered into an Agreement and Plan of Merger with the Company, pursuant to which Acquisition Sub will merge with and into the Company. As an inducement to LVMH and Acquisition Sub to enter into the Agreement and Plan of Merger, certain stockholders of the Company, who in the aggregate beneficially own 10,403,769 of the outstanding shares of common stock of the Company (approximately 47% of the outstanding shares of common stock as of March 28, 2001), entered into voting agreements with LVMH and Acquisition Sub pursuant to which they agreed to vote their shares in favor of the merger and the Agreement and Plan of Merger. The reporting person may be deemed to be the beneficial owner of such shares. The filing of this Form 3 shall not be deemed as an admission that the reporting person is the beneficial owner of such 10,403,769 shares.

/s/ Bernard Kuhn                             April 10, 2001
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**Signature of Reporting Person                    Date
LVMH Moet Hennessy Louis Vuitton S.A.
By: Bernard Kuhn, Director Juridique

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).


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